October 23, 2017

Daniel F. Duchovny
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Versar, Inc.
Schedule 14D-9
Filed October 6, 2017
File No.: 005-38041

Dear Mr. Duchovny:

This letter responds to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2017 with respect to Versar, Inc.’s (the “Company”) Schedule 14D-9 (the “Schedule 14D-9”) filed on October 6, 2017.

The text of the Staff’s comment has been included in this letter in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, the Company’s response follows immediately below the numbered comment.

In addition, we are hereby filing Amendment No. 1 (“Amendment No.1”) to the Schedule 14D-9. Amendment No. 1 revises the Schedule 14D-9 to reflect our response to the comment from the Staff. We have enclosed a courtesy package, which includes four copies of Amendment No. 1.

Schedule 14D-9

Background and Reasons for the Company Board’s Recommendation, page 14

1. We note you entered into the memorandum of understanding with Mr. Otten. Please revise your disclosure to describe the negotiations with Mr. Otten leading up to the execution of the memorandum of understanding.

6850 Versar Center Springfield, VA 22151 P: 703.750.3000 www.versar.com

Response: In response to this comment, the Company has included additional disclosure in its Schedule 14D-9 under the heading “Background and Reasons for the Company Board’s Recommendation—Background of Offer and Merger” on page 25.

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If you have any questions regarding the above responses, please contact the undersigned at (703) 750-3000, or our legal counsel, Elizabeth Noe at Paul Hastings LLP at (404) 815-2287.

Sincerely,

/s/ James D. Villa
Name: James D. Villa
Title: Senior Vice President, General Counsel, Secretary and Chief Compliance Officer